Exhibit 12.2
Union Electric Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

Six Months Ended June 30,
2017
Earnings available for fixed charges, as defined:
Net income	$126,538
Tax expense based on income	74,922
Fixed charges	114,665
Earnings available for fixed charges, as defined	$316,125
Fixed charges, as defined:
Interest expense on short-term and long-term debt	$109,323
Estimated interest cost within rental expense	2,277
Amortization of net debt premium, discount, and expenses	3,065
Total fixed charges, as defined	$114,665
Ratio of earnings to fixed charges	2.76
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$1,710
Adjustment to pretax basis	1,013
$2,723

Combined fixed charges and preferred stock dividend requirements	$117,388
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.69